SUPPLEMENT DATED OCTOBER 19, 2007
                   TO THE PROSPECTUS DATED SEPTEMBER 26, 2007
                                       OF
                                  ATEL 12, LLC


FOR ALABAMA INVESTORS:

Each Alabama investor must (i) have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 in excess of his Original Invested Capital; or (ii) have a net worth (determined with the same exclusions) of at least $250,000. In addition, by executing the subscription agreement you represent that you have a liquid net worth which is at least ten times the amount invested in Units. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. The foregoing suitability standards supersede those set forth in the prospectus under "Who Should Invest."